As filed with the Securities and Exchange Commission on June 15, 1999
                                                    Registration No. 333-77315
===============================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            -----------------------


                                   Form S-4
                                AMENDMENT NO. 1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                            -----------------------


                                RCN CORPORATION
            (Exact name of registrant as specified in its charter)


    Delaware                          4813                        22-3498533
(State or other                (Primary Standard              (I.R.S. Employer
jurisdiction of             Industrial Classification        Identification No.)
incorporation or                   Code Number)
  organization)


                              105 Carnegie Center
                           Princeton, NJ 08540-6215
                                (609) 734-3700
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              John J. Jones, Esq.
                           Executive Vice President,
                    General Counsel and Corporate Secretary
                                RCN Corporation
                              105 Carnegie Center
                           Princeton, NJ 08540-6215
                                (609) 734-3700
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            -----------------------

                                  Copies to:
                                Julia K. Cowles
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                           New York, New York 10017
                                (212) 450-4000

                            -----------------------


     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: o


                                              CALCULATION OF REGISTRATION FEE

==================================================================================================================================
                                                                                         Proposed Maximum
          Title of Each Class                 Amount to be        Proposed Maximum      Aggregate Offering         Amount of
     of Securities to be Registered            Registered         Offering Price(1)          Price(1)         Registration Fee(1)
==================================================================================================================================


Common Stock, par value $1.00 per
   share................................    2,000,000 shares           $42.50               $85,000,000               $26,058
==================================================================================================================================

(1) Includes a registration fee of $21,893 paid in connection with the filing of the Registration Statement on April 29, 1999. The remaining $4,135.25 is estimated solely for the purpose of calculating the amount of the registration fee, in accordance with Rule 457 (c) on the basis of the market value of the outstanding common stock on June 14, 1999.



                            -----------------------


     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this
Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may
===============================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



                  Subject to Completion, dated June 15, 1999



PROSPECTUS



                                    [Logo]

                               2,000,000 Shares
                                RCN CORPORATION
                                 Common Stock


                            -----------------------


We may offer and issue, from time to time, up to 2,000,000 shares of our common stock, par value $1.00 per share, in connection with acquisitions of other businesses or assets.

We anticipate that any acquisitions will consist principally of acquisitions of telecommunications-related businesses (including providers of voice, video and data transmission products, services and systems). The consideration for such acquisitions may consist of shares of common stock, cash, assumption of liabilities or any combination thereof.

                            -----------------------

This prospectus may be used by persons who receive shares of common stock in connection with acquisitions and who wish to resell the shares. We have not authorized any person to use this prospectus in connection with resales of shares without our prior written consent.


The common stock is included for quotation in The Nasdaq National Market under the symbol "RCNC." On June 14, 1999, the last sale price of the common stock was $41 per share.


                            -----------------------

Investing in the common stock involves certain risks. See "Risk Factors" beginning on Page 3.

                            -----------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                 The date of this prospectus is June 15, 1999

                                    SUMMARY

     This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the financial data and related notes, before making an investment decision.

     We are building high-speed, high-capacity advanced fiber optic networks in selected markets with high levels of population density. Our strategy is to become the leading single source provider of voice, video and data services to residential customers in each of our markets by offering individual or bundled service options, superior customer service and competitive prices. We are also constructing our networks with significant excess capacity in order to accommodate expanded services in the future.

     Our initial advanced fiber optic networks have been established in selected markets in the Boston to Washington, D.C. corridors, which includes New York City, and also in the San Francisco Bay area. In Boston and Washington, we operate through joint ventures with Boston Edison Company and PEPCO Communications, L.L.C., respectively. We are typically building the first true local network to compete with the aging infrastructure of the incumbent service providers in our markets.

     We have extensive operating experience in the telephone, video and Internet industries and in the design, development and construction of telecommunications facilities. As of December 31, 1998, we had approximately 855,000 total service connections, including approximately 123,000 connections provided to customers on our advanced fiber optic network.

     Our principal executive offices are located at 105 Carnegie Center, Princeton, New Jersey, 08540, and our telephone number is (609) 734-3700. We maintain a website at www.rcn.com where general information about us is available. We are not incorporating the contents of the website into this prospectus.

                             About this Prospectus


     This prospectus is part of a registration statement that we filed with the SEC which will allow us to issue, from time to time, up to 2,000,000 shares of our common stock in connection with acquisitions of other businesses or assets. Each time we issue common stock under the registration statement we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION.

                                 RISK FACTORS

     You should carefully consider each of the following risks and all of the other information set forth in this prospectus before deciding to invest in our securities. Some of the following risks relate principally to our business in general and the industry in which we operate. Other risks relate principally to the securities markets and ownership of our securities. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

     If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our securities could decline, and you may lose all or part of your investment.

     This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

We have a limited operating history and have incurred negative cash flow and operating losses

     We have only recently begun operating a voice, video and data services business. Accordingly, you will need to evaluate our performance based on a limited operating history. In connection with entering this business, we have incurred operating and net losses and negative cash flows and expect to continue to do so for the next five to seven years as we expand our network and customer base. Whether we continue to have negative cash flow in the future will be affected by a variety of factors including:

          o    our pace of entry into new markets;
          o the time and expense required for constructing our fiber optic network as we planned;
          o    our success in marketing services;
          o    the intensity of competition; and
          o the availability of additional capital to pursue our business plans.

     We had operating losses after depreciation and amortization and nonrecurring charges of $158,793,000, $70,875,000 and $13,078,000 for the years ended December 31, 1998, 1997 and 1996. We can not assure you that we will achieve or sustain profitability or positive cash flows from operating activities in the future.

Additional growth will require additional capital, and our total capital needs may be substantial

     We expect that we will require substantial additional capital to expand the development of our network and operations into new areas. We will need capital to fund the construction of our advanced fiber optic networks, upgrade our hybrid fiber/coaxial plant and fund operating losses and pay our debts. Based on our current growth plan, we currently estimate that our capital requirements for the period from January 1, 1999 through 2000 will be approximately $1.8 billion, which include capital expenditures of approximately $700 million in 1999 and approximately $1 billion in 2000. These capital expenditures do not include amounts our joint venture partners contribute to the Boston and Washington, D.C. joint ventures. We are obligated to pay our portion of any capital contributions required by the joint ventures' annual budget or capital contribution schedule. If our joint venture partner(s) fail to make anticipated capital contributions, it could have a material adverse effect on our business. Additional information regarding our financing plan is included under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K, which is incorporated by reference into this prospectus.

     We may seek additional sources of funding from vendor financing, public offerings or private placements of equity and/or debt securities, and bank loans. We cannot assure you that additional financing will be available to us or, if available, that it can be obtained on a timely basis and on acceptable terms. If we fail to obtain such financing, it could result in the delay or curtailment of our development and expansion plans and expenditures and could have a material adverse effect on our business.

     Our estimates of capital requirements are forward-looking statements that are subject to change. The actual timing and amount of capital required to develop our network and to fund operating losses may vary materially from our estimates if there are significant departures from the current business plan, unforeseen delays, cost overruns, engineering design changes or other unanticipated expenses or occurrences.

Our substantial indebtedness limits our business flexibility

     We have indebtedness that is substantial in relation to our shareholders' equity and cash flow. As of December 31, 1998, we had an aggregate of approximately $1,267 million of indebtedness outstanding. As a result of our substantial indebtedness, fixed charges are expected to exceed earnings for the foreseeable future, and our operating cash flow may not be sufficient to pay principal and interest on our various debt securities. The extent of our leverage may also have the following consequences:

          o limit our ability to obtain necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;
          o require that a substantial portion of our cash flows from operations be dedicated to paying principal and interest on our indebtedness and therefore not be available for other purposes;
          o limit our flexibility in planning for, or reacting to, changes in our business;
          o place us at a competitive disadvantage as compared with our competitors who do not have as much debt; and
          o render us more vulnerable in the event of a downturn in our business.

     Our outstanding debt securities contain customary covenants limiting our flexibility, including covenants limiting our ability to incur additional debt, make liens, make investments, consolidate, merge or acquire other businesses and sell assets, pay dividends and other distributions, make capital expenditures and enter into transactions with affiliates.

We may not be able to manage our growth or integrate our acquisitions

     The expansion and development of our operations, including the construction and development of additional networks, will depend on several factors, including our ability to:

          o    access markets,
          o    design fiber optic network backbone routes,
          o install or lease fiber optic cable and other facilities, including switches, and
          o obtain rights-of-way, building access rights and any government authorizations, franchises and permits,

     all in a timely manner, at reasonable costs and on satisfactory terms and conditions.

     In addition to the markets we are presently developing, we continually evaluate other potential markets. These markets may be within the Boston to Washington, D.C. corridor or in non-contiguous areas. As is the case in our present markets, we intend to evaluate potential markets in terms of population density and favorable demographics, and to apply a strategy of building network facilities to meet the needs of targeted subscribers in new markets. We cannot assure you that we will be able to expand our existing network or to identify and develop new markets. Furthermore, our ability to manage our expansion effectively will also require us to continue to implement and improve our operating and administrative systems and attract and retain qualified management and professional and technical personnel. If we are not able to manage our planned expansion effectively, it could have a material adverse effect on our business.

     We recently announced our intention to begin developing advanced fiber optic networks in selected high density markets outside of the Boston to Washington, D.C. corridor, initially in the San Francisco Bay Area. Our proposed expansion into non-contiguous markets could place additional strain on management resources. Furthermore, although we believe that our experience in the Northeast will provide us with strategic advantages in developing new markets, we cannot assure you that our experience in our current markets will be replicated in the western United States.

     We have experienced significant growth through acquisitions and will continue to consider acquisition opportunities that arise from time to time. Acquisitions may place a significant strain on our resources, and we may incur additional expenses during the integration of the acquired company with our business. For instance, the process of integrating the Internet service provider businesses we acquired in 1998 may take a significant period of time and require significant expenditure, including costs to upgrade the systems and internal controls of these businesses. As a result, we cannot assure you that we will be able to integrate these businesses successfully or in a timely manner.

Our business is dependent upon acceptance of fiber optic technology as the platform of choice

     The telecommunications industry has been and will continue to be subject to rapid and significant changes in technology. The effect of technological changes on our business cannot be predicted, and we cannot assure you that the fiber optic technology that we use will not be supplanted by new or different technologies. See "Business-- Competition" in our Annual Report on Form 10-K, which is incorporated by reference into this prospectus.

We are dependent on our strategic relationships and joint ventures

     We have entered into a number of strategic alliances and relationships which allowed us to enter into the market for telecommunications services earlier than if we had made the attempt independently. As our network is further developed, we will be dependent on some of these arrangements to provide a full range of telecommunications service offerings. Our key strategic relationships include:

          o our arrangements with MFS Communications Company, Inc. (a subsidiary of WorldCom, Inc.) to lease portions of MFS/WorldCom's fiber optic network in New York City and Boston;

          o our joint venture with Boston Edison Company ("RCN-BECOCOM") under which we have access to its extensive fiber optic network in Greater Boston;

          o our joint venture with Pepco Communications ("Starpower") to develop and operate an advanced fiber optic network in the Washington, D.C. market; and

          o our agreement with Level 3 to provide us with access to its cross-country fiber network.

     Our joint venture agreements with Boston Edison Company and Pepco Communications contain provisions for the management, governance and ownership of the RCN-BECOCOM and Starpower joint ventures, respectively. Certain matters require the approval of our joint venture partner, including some matters beyond our control, such as a change of control. In addition, although certain covenants contained in our indentures apply to the joint venture companies, neither the joint venture companies nor our joint venture partners are parties to these indentures and are not bound to comply with the indentures. A disagreement with our joint venture partners over certain business actions, including actions related to compliance with these indentures, could impede our ability to conduct our business. It may also trigger deadlock provisions in the joint venture agreements which could force us to sell our interest in the relevant joint venture or buy out the interest of the other joint venturer. See "Business -- Strategic Relationships and Facilities Agreements" in our Annual Report on Form 10-K, which is incorporated by reference into this prospectus.

     In addition, any disruption of our relationships or arrangements with incumbent local exchange carriers, such as Bell Atlantic, could have a material adverse effect on our company. We cannot assure you that we will successfully negotiate agreements with the incumbent local exchange carrier in new markets or renew existing agreements. Our failure to negotiate or renew required interconnection and resale agreements could have a material adverse effect on our business.

We may encounter difficulties in competing in the highly competitive telecommunications industry

     In each of the markets where we offer our services, we face significant competition from larger, better-financed telephone carriers and cable companies. Virtually all markets for voice, video and data services are extremely competitive, and we expect that competition will intensify in the future. Our principal competitors include:

     o traditional and competitive telephone companies, including Bell Atlantic, AT&T, Sprint, and MCI WorldCom, some of which are constructing extensive fiber optic networks and expanding into data services;

     o cable television service operators such as Time Warner, some of which are beginning to offer telephone and data services through cable networks using fiber optic networks and high-speed modems;

     o established online services, such as America Online and Internet services of other telecommunications companies;

     o alliances and combinations of telephone companies, cable service providers and Internet companies, including the recently announced alliance that will combine services of AT&T, TCI and At Home; and

     o developing technologies such as Internet-based telephony and satellite communications services.

It may be difficult to gain customers from the incumbent providers which have historically dominated their markets.

     Other new technologies may become competitive with services that we offer. Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring. In addition, a continuing trend toward business combinations and alliances in the telecommunications industry may also create significant new competitors. We cannot predict the extent to which competition from such developing and future technologies or from such future competitors will impact our operations. For further discussion of the competitive environment in which we operate, see "Business -- Competition" in our Annual Report on Form 10-K, which is incorporated by reference into this prospectus.

Our business plan depends upon continued application of regulations that have been challenged in the past

     Our ability to provide telephone and video programming transmission services was made possible by important changes in government regulations which have been subsequently challenged and may be subject to change in the future. These regulations often have a direct or indirect impact on the costs of operating our networks, and therefore the profitability of our services. In addition, we will continue to be subject to other regulations at the federal, state and local levels, all of which may change in the future. We cannot assure you that we will be able to obtain all of the authorizations we need to construct advanced fiber optic network facilities or to retain the authorizations we have already acquired. It is possible that changes in existing regulations could have an adverse impact on our ability to obtain or retain authorizations and on our business. For further discussion of regulations applicable to us, see "Business--Regulation" in our Annual Report on Form 10-K, which is incorporated by reference into this prospectus.

We may not be able to procure programming services from the third parties we depend on

     Our video programming services are dependent upon our management's ability to procure programming that is attractive to our customers at reasonable commercial rates. We are dependent upon third parties for the development and delivery of programming services. These programming suppliers charge us for the right to distribute the channels to our customers. The costs to us for programming services is determined through negotiations with these programming suppliers. Management believes that the availability of sufficient programming on a timely basis will be important to our future success. We cannot assure you that we will have access to programming services or that management can secure rights to such programming on commercially acceptable terms.

The expansion of our Internet services business has subjected us to additional risks

     The expansion of our Internet services business has subjected us to additional risks. These risks will affect our ability to develop a profitable Internet services business. These special factors include:

     o evolving industry standards which have the potential to make our services obsolete by replacing or providing lower-cost alternatives to our services;

     o constraints on server capacity or supply of equipment (such as modems and servers) which could result in a strain on incoming access lines, causing busy signals and/or delays for our subscribers;

     o network infrastructure and risk of system failure, such as viruses, which could lead to interruptions, delays, or cessation of our services, as well as corruption of our or our subscribers' computer systems;

     o possible claims of liability against us as a result of computer viruses or security breaches; and

     o the evolving competitive and regulatory environment concerning Internet services.

Our management may have conflicts of interest with other companies


     Level 3 Telecom beneficially owns approximately 40% of our common stock. Level 3 Telecom effectively has the power to elect a majority of our directors and to decide the outcome of substantially all matters voted on by shareholders. This may tend to deter non-negotiated tender offers or other efforts to obtain control of our company and thereby deprive shareholders of opportunities to sell shares at prices higher than the prevailing market price. Moreover, a disposition by Level 3 Telecom of a significant portion of our common stock, or the perception that such a disposition may occur, could affect the trading price of our common stock and the control of our company. The common stock of Level 3 Telecom is owned 90% by Level 3 and 10% by David
C. McCourt, our Chairman and Chief Executive Officer. Mr. McCourt has been a member of the Board of Directors and President of Level 3 Telecom since September 1992. Based upon a review of documents filed with the SEC, we believe that as of December 31, 1998, 16.1% of the common stock of Level 3 was owned by directors and executive officers of Level 3, five of whom (Walter Scott, Jr., Richard R. Jaros, David C. McCourt, James Q. Crowe and Michael B. Yanney) are executive officers or directors of RCN. The remaining shares of Level 3 common stock are owned by other persons, none of whom own more than 5% of outstanding shares.


     As a result of the September 30, 1997 spin-off of our shares to holders of common equity of Commonwealth Telephone Enterprises, Inc., relationships exist that may lead to conflicts of interest. Level 3 Telecom effectively controls both us and Commonwealth Telephone. In addition, the majority of our named executive officers are also directors and/or executive officers of Commonwealth Telephone. Our success may be affected by the degree which our officers and directors are involved in our business and the abilities of officers, directors and employees in managing both our company and Commonwealth Telephone. We will deal with potential conflicts of interest on a case-by-case basis taking into consideration relevant factors including the requirements of The Nasdaq National Market and prevailing corporate practices.

     In February 1999, we announced that we have entered into joint construction agreements with Level 3. We also recently announced that we have entered into a letter of intent with Level 3 for Level 3 to provide us with cross-country capacity to allow our customers to connect to major internet connection points in the United States. Although these arrangements are designed to reflect similar arrangements entered into by parties negotiating at arm's length, we cannot assure you that we would not be able to obtain better terms from an unrelated third party.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800- SEC-0330. You may also inspect our filings at the regional offices of the SEC located at Citicorp, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048 or over the Internet at the SEC's WEB site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:


      (a)  Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

      (b) Current Report on Form 8-K dated March 19, 1999; and

      (c) Annual Report on Form 10-K for the year ended December 31, 1998.


     You may request a copy of these filings at no cost, by writing or telephoning the office of Valerie Haertel, RCN Corporation, 105 Carnegie Center, Princeton, N.J. 08540-6215, telephone number (609) 734 -3700.


                  SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about our business, including, among other things:

          o    plans to develop networks and upgrade facilities;

          o    opportunities presented by target markets;

          o plans to connect certain wireless video, resale telephone and Internet service customers to advanced fiber optic networks;

          o    development of existing businesses;

          o    current and future markets for services and products;

          o    anticipated capital expenditures;

          o    impact of the Year 2000 issue;

          o    anticipated sources of capital; and

          o effects of regulatory reform and competitive and technological developments.

     We have no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or risks. New information, future events or risks may cause the forward-looking events we discuss in this prospectus not to occur.

                                USE OF PROCEEDS

     This prospectus relates to shares of common stock which may be offered and issued by RCN from time to time in connection with acquisitions of other business or assets. Other than the businesses or assets acquired, there will be no proceeds to RCN from these offerings.

                                   DIVIDENDS

     The Company anticipates that future revenues will be used principally to support operations and finance growth of the business and, thus, RCN does not intend to declare or pay cash dividends on the common stock in the foreseeable future. The declaration or payment of any cash dividends in the future will be at the discretion of RCN's Board of Directors. The declaration of any dividends and the amount thereof will depend on a number of factors, including RCN's financial condition, capital requirements, funds from operations, future business prospects and such other factors as RCN's Board of Directors may deem relevant. RCN is a holding company and its ability to pay cash dividends is dependent on its ability to receive cash dividends, advances and other payments from its subsidiaries. The Credit Agreement into which certain subsidiaries of RCN have entered contains restrictions on the payment of dividends by those subsidiaries. RCN has entered into indentures in connection with its debt securities which restrict RCN's and certain of its subsidiaries' ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in RCN's Annual Report on Form 10-K, which is incorporated by reference into this prospectus.


                     MARKET PRICE AND DIVIDEND INFORMATION

     The common stock (symbol: "RCNC") currently trades on NASDAQ.

     The following table sets forth the high and low bid prices per share of the common stock on NASDAQ and cash dividends declared on the common stock since September 19, 1997:


                                                     Common stock
                                              --------------------------------
                                              Market Price(s)           Cash
                                              ---------------         Dividends
                                                High          Low     Declared
                                              --------------------------------

1997
Quarter ending September 30.................   15 11/16      10 9/16      0
Quarter ending December 31..................   21 1/2        12 1/2       0
1998
Quarter ending March 31.....................   30 5/8         15 7/8      0
Quarter ending June 30......................   29 3/8         19 1/4      0
Quarter ending September 30.................   24 5/16        12 3/8      0
Quarter ending December 31..................   25              8 3/4      0
1999
Quarter ending March 31.....................   39 3/4         17 3/4      0

     Our common stock was distributed on September 30, 1997 to holders of record of the common stock of Commonwealth Telephone Enterprises, Inc. on September 19, 1997. Accordingly, market price and dividend information have only been set forth in the table above for the quarter ending September 30, 1997 and subsequent periods. Information for the quarter ending September 30, 1997 reflects the partial period between September 19, 1997 through September 30, 1997.


     The last reported sale price per share of our common stock on June 14, 1999, the last practicable date prior to the filing of this prospectus, was $41.

     On March 31, 1999, there were approximately 2,800 holders of common stock. On March 31, 1999, 66,523,546 shares of common stock were outstanding.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The table below sets forth our selected historical consolidated financial data. Prior to September 30, 1997, we operated as part of C-TEC Corporation. The historical consolidated financial data presented below reflect periods during which we did not operate as an independent company. Accordingly, we had to make certain assumptions to reflect the results of operations or the financial condition which would have resulted if we had operated as a separate, independent company during the periods listed below. You should not rely on the historical consolidated financial data as an indication of our results of operation and financial condition that would have been achieved if we had operated as a separate, independent company during the periods listed below. The historical consolidated financial data also do not necessarily indicate our future results of operation or financial condition.

     The selected historical consolidated financial data for the year ended December 31, 1994 and as of December 31, 1994 are derived from our unaudited historical consolidated financial statements not included in this prospectus. The selected historical consolidated financial data as of December 31, 1995 are derived from our audited historical consolidated financial statements not included in this prospectus. The selected historical consolidated financial data for the year ended December 31, 1995 and as of December 31, 1996 are derived from and should be read in conjunction with our audited historical consolidated financial statements incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 1997. The selected historical consolidated financial data for the years ended December 31, 1998, 1997 and 1996 and as of December 31, 1998 and 1997 are derived from and should be read in conjunction with our audited historical consolidated financial statements incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 1998.

                                                                     Year Ended December 31,
                                                 ---------------------------------------------------------------------
                                                   1994           1995             1996          1997         1998
                                                 ----------    -----------      ----------    ----------    ----------
                                                                     (in thousands of dollars)

Statement of Operations Data:
Sales                                            $   59,500    $    91,997      $ 104,910     $  127,297    $  210,940
Costs and expenses, excluding depreciation
   and amortization.........................         49,747         75,003         79,107        134,967       262,352
Nonrecurring charges........................             --             --             --         10,000            --
Acquired research and development...........             --             --             --             --        18,293
Depreciation and amortization...............          9,803         22,336         38,881         53,205        89,088
                                                 ----------    -----------      ---------     ----------    ----------
Operating (loss)............................            (50)        (5,342)       (13,078)       (70,875)     (158,793
Interest income.............................         21,547         29,001         25,602        22,824        58,679
Interest expense............................        (16,669)       (16,517)       (16,046)       (25,602)     (112,239)
Other (expense) income, net.................          1,343           (304)          (546)          131        (1,889)
(Benefit) provision for income taxes........          2,340          1,119            979        (20,849)       (4,998)
Equity in loss of unconsolidated entities...             --         (3,461)        (2,282)        (3,804)      (12,719)
Minority interest in loss (income) of
   consolidated entities....................            (95)          (144)         1,340          7,296        17,162
Extraordinary charge- debt prepayment
   penalty, net of tax of $1,728............             --             --             --         (3,210)           --
Cumulative effect of changes in accounting
   principles...............................            (83)            --             --             --          (641
                                                 ----------    -----------      ---------     ----------    ----------
Net (loss) income...........................     $    3,653    $     2,114      $  (5,898)    $  (52,391)   $ (205,422)
                                                 ==========    ===========      =========     =========     ==========
Ratio of earnings to fixed charges..........           1.36           1.41           0.75          (1.87)        (0.91)
Deficiency of earnings to fixed charges.....            N/A            N/A            N/A     $  (73,522)   $ (214,242)
Balance Sheet Data (at end of period):
Total assets................................     $  568,586    $   649,610      $ 628,085     $1,150,992    $1,907,615
Long-term debt (excluding current portion)..        154,000        135,250        131,250        686,103     1,263,036
Shareholders' equity........................        372,847        394,069        390,765        356,584       371,446
Other Data:


                                      11





                                                                           Year Ended December 31,
                                                 ---------------------------------------------------------------------
                                                   1994           1995             1996          1997         1998
                                                 ----------    -----------      ----------    ----------    ----------
                                                                     (in thousands of dollars)

EBITDA before nonrecurring charges..........          9,753         16,994         25,803         (7,670)      (51,412)
Cash Provided by (Used in):
Operating Activities........................          6,193         48,559         23,831          2,069        35,110
Investing Activities........................       (140,152)      (146,203)        (9,377)      (475,860)     (828,176)
Financing Activities........................        280,014        (31,203)         9,391        634,858       690,282

     In the table above:

     (1) Nonrecurring charges represent costs of $10,000 incurred in 1997 the termination of a marketing services agreement related to our wireless video services, and costs of $18,293 incurred in 1998 relating to acquisition of in-process technology in connection with the acquisitions.

     (2) The deficiency of earnings to fixed charges is based on income from continuing operations and has been computed on a total enterprise basis. Earnings represent income before income taxes, and fixed charges. Fixed charges consist of interest expense and debt amortization costs.

     (3) EBITDA before nonrecurring charges represents earnings before interest, depreciation and amortization, and income taxes. Because of the capital intensive nature of the business and resulting large non-cash charges for depreciation, EBITDA is commonly used in the communications industry by management, investors, and analysts to analyze companies on the basis of operating performance, leverage and liquidity. RCN intends to judge the success of its initial rollout of fiber optic networks before deciding whether to undertake additional capital expenditures to expand its network in new areas. RCN believes that EBITDA is a critical measure of success. Because RCN is in a growth- oriented and capital intensive phase of development, it incurs depreciation and amortization charges in new markets which may obscure its earnings growth in more mature markets. In addition, EBITDA provides a measure of the availability of funds for various uses including repayment of debt, expansion into new markets and acquisitions. EBITDA is not intended to represent cash flows for the period and should not be considered as an alternative to cash flows from operating, investing or financing activities as determined in accordance with U.S. GAAP. EBITDA is not a measurement under U.S. GAAP and may not be comparable with other similarly titled measures of other companies. Certain of our debt agreements contain certain covenants that, among other things, limit our and our subsidiaries' ability to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations.

                                   BUSINESS

Overview

     We are building high-speed, high-capacity advanced fiber optic networks in selected markets with high levels of population density. Our current services include local and long distance telephone, video programming and data services, including high speed Internet access. Our strategy is to become the leading single-source provider of voice, video and data services to residential customers in each of our markets by offering individual or bundled service options, superior customer service and competitive prices. We are also constructing our networks with significant excess capacity in order to accommodate expanded services in the future. We intend to expand the services provided to our customers through strategic alliances and opportunistic development of complementary products. In addition, we will use the excess capacity in our fiber optic networks to provide services to commercial customers located on or near our networks. As a result of recent acquisitions and internal growth, we are a leading regional Internet service provider in the Boston to Washington, D.C. corridor. Our Internet businesses have recently been integrated under the brand name "RCN.com."

     Our initial advanced fiber optic networks have been established in selected markets in the Boston to Washington, D.C. corridor, including New York City, and the San Francisco Bay area. We are typically building the first true local network to compete with the aging infrastructure of the incumbent service providers in our markets. In the Boston market we operate our advanced fiber optic network through a joint venture with Boston Edison Company. We own and manage 51% owned of the venture and it is accounted for on a consolidated basis. In the Washington, D.C. market, we are developing an advanced fiber optic network through a joint venture named Starpower with Pepco Communications, L.L.C., an indirect wholly owned subsidiary of Potomac Electric Power Company. We own 50% of Starpower and Pepco Communications owns 50% and it is accounted for under the equity method of accounting. We believe that these joint ventures provide us with a number of important advantages. For example, we are able to access rights of way of our joint venture partners and use their existing fiber optic facilities. This allows us to enter our target markets quickly and efficiently and to reduce our up-front costs of developing our networks. In addition, our joint venture partners provide us with additional assets, equity capital and established customer bases. We also benefit from our relationship with our largest shareholder, Level 3 Communications, Inc., and from the experience gained by certain of our key employees who participated in the operation and development of other telephone, cable television and business ventures, including MFS Communications Company, Inc.

     Because our network development plan involves relatively low fixed costs, we are able to schedule capital expenditures to meet expected subscriber growth in each major market. Our principal fixed costs in each such market are incurred in connection with the establishment of a video transmission and telephone switching facility. To make each market economically viable, it is then necessary to construct infrastructure to connect a minimum number of subscribers to the transmission and switching facility. We phase our market entry projects to ensure that we have sufficient cash on hand to fund this construction.

     Because we deliver a variety of services, we report the total number of our various service connections purchased for local telephone, video programming and Internet access rather than the number of customers. For example, a single customer who purchases local telephone, video programming and Internet access counts as three connections. Because we view long distance as a complementary product, we do not currently include customers of our long distance service as connections. See "--RCN Services--Connections." As of December 31, 1998, we had approximately 855,000 connections which were delivered through a variety of our owned and leased facilities including hybrid fiber/coaxial cable systems, a wireless video system and advanced fiber optic networks. As of that date, we had approximately 123,000 total connections attributable to customers connected to advanced fiber optic networks ("on-net" connections) and had approximately 732,000 connections attributable to customers served through other facilities ("off-net" connections). See "--RCN Services." We obtained approximately 370,000 of our 497,000 Internet service connections through acquisitions of subscriber bases during 1998.

     We have extensive operating experience in both the telephone and video industries and in the design and development of telecommunications facilities. Our experience provides us with expertise in systems operation and development, and gives us an established infrastructure for customer service and billing for both voice and video services and established relationships with suppliers of equipment and video programming. In addition, our management team and board of directors benefit from experience gained when they managed C-TEC, which prior to September 30, 1997 owned and operated our company. C-TEC has over 100 years of experience in the telephone business and nearly 25 years of experience in the cable television business. Both C-TEC and certain members of management also have extensive experience in the design and development of advanced telecommunications facilities.

     We seek to exploit competitive opportunities in selected markets where population density, favorable demographics and the aging infrastructure of the incumbent service providers' network facilities combine to create a particularly attractive opportunity to develop advanced fiber optic networks. We continue to construct network facilities within the Boston to Washington, D.C. corridor. We believe that our experience in the Northeast will provide us with a key strategic advantage as we enter markets in the San Francisco to San Diego corridor.

West Coast Expansion

     We recently began to develop advanced fiber optic networks in selected high density markets outside of the Boston to Washington, D.C. corridor. Our initial west coast network is being developed in the San Francisco Bay Area, which is densely populated and has high per capita income and the highest per capita Internet usage in the United States. We have received competitive local exchange carrier status in California. We have also obtained an "open video system" certification from the Federal Communications Commission for the City of San Francisco and surrounding counties and have begun to develop our network in the San Francisco Bay Area. We expect to expand into selected markets in or near Southern California. As is the case in our existing markets, we intend to focus on high density markets with favorable demographics, and to apply a subscriber-driven investment strategy. We expect to begin offering services in the San Francisco Bay Area in late 1999.

Business Strategy

     Our goal is to become the leading provider of communications services to residential customers in our target markets by pursuing the following key strategies:

     Exploit the "Last Mile" Bottleneck in Existing Local Networks: Existing local networks are typically low capacity, single service facilities without the bandwidth for multiple or new services and revenue streams. Investment in the local network or "last mile" has not generally kept pace with other industry and technological advances. In our target markets, we seek to be the first operator of an advanced fiber optic network offering advanced communications services to residential customers.

     Continue Construction of Advanced Fiber Optic Networks: Our advanced fiber optic networks are designed with sufficient capacity to meet the growing demand for high speed, high capacity, voice, video and data services. Our networks also have a significant amount of excess capacity at relatively low incremental cost which will be available for the introduction of new products. We believe that our high capacity advanced fiber optic networks provide us with certain competitive advantages such as the ability to offer bundled services and the opportunity to recover the cost of our network through multiple revenue streams. In addition, our networks generally provide superior signal quality and network reliability relative to the typical networks of the incumbent service providers.

     Leverage our Network and Customer Base: We are able to leverage our network by delivering a broad range of communications products and by focusing on high density residential markets. This bandwidth capacity and home density allows us to maximize the revenue potential per mile of constructed network. We believe we can further exploit our network capacity and customer base by exploring opportunities to deliver new products and services in the future, including complementary commercial and wholesale products and services.

     Offer Bundled Voice, Video and Data Services with Quality Customer
Service: We offer our customers a single-source package of competitively priced voice, video and data services, individually or on a bundled basis, with quality customer service. By connecting customers to our own network, we improve our operating economics and have complete control over our customers' experience with us. We believe that the combination of bundled communications services and quality customer care that we provide is superior to services that are typically available from most incumbent telephone, cable or other service providers.

     Continue to Use Strategic Alliances: We have been able to enter markets quickly and efficiently and to reduce the up-front capital investment required to deploy our networks by entering into strategic alliances with companies such as BECO, Pepco Communications, Level 3, Qwest and MCI/WorldCom. By establishing relationships with these companies, we are able to take advantage of their existing extensive fiber optic networks and other assets, and our own existing cable television infrastructure, to expedite and reduce the cost of market entry and business development. We will continue to evaluate other strategic alliances in our existing markets and our developing markets.

RCN Services

     We provide a wide range of local and long distance telephone, video programming and data services, both individually and in bundled service options.

     We provide these services through a range of facilities including our advanced fiber optic networks in New York City, Boston and Washington D.C., a wireless video system in New York City, our hybrid fiber/coaxial cable systems in the states of New York (outside New York City), New Jersey and Pennsylvania. We also provide, on a limited basis, resale local and long distance telephony services.

     Connections. The following table summarizes the development of our subscriber base:


                                                                                 As of
                                             --------------------------------------------------------------------------
                                             9/30/97       12/31/97    3/31/98       6/30/98      9/30/98      12/31/98
                                             -------       --------    -------       -------      -------      --------

On-Net Service Connections:
   Voice...............................        1,909         3,214       4,473        11,428       20,857        30,868
   Video...............................        4,870        11,784      15,599        35,196       58,324        86,349
   Data................................          326           150         267         1,588        3,661         6,176
                                             -------       --------    -------       -------      -------       -------
Subtotal On-Net........................        7,105        15,148      20,339        48,212       82,842       123,393
Off-Net Service Connections:
   Voice...............................       10,953        24,900      40,447        49,052       58,093        65,022
   Video...............................      229,198       227,619     227,558       214,164      196,776       175,313
   Data................................           --            --     370,271       398,560      470,466       491,633
                                             -------       --------    -------       -------      -------       -------
Subtotal Off-Net.......................      240,151       252,519     638,276       661,776      725,335       731,968
                                             -------       --------    -------       -------      -------       -------
Total Service Connections..............      247,256       267,667     658,615       709,988      808,177       855,361
                                             =======       =======     =======       =======      =======       =======
Homes Passed...........................       26,083        44,045      63,386       122,977      213,983       304,505
Marketable Homes.......................           --            --          --       111,187      181,353       270,406

     Because we deliver a variety of services to our customers, we account for our customer activity by the number of individual local telephone, video programming or Internet access services, or "connections," purchased. Consequently, a single customer purchasing local telephone, video programming and Internet access counts as three connections.

     We classify connections in the "Off-Net" category until the relevant facilities are capable of providing voice, video and data services, including local telephone service, through an RCN switch. During 1998, our Allentown, Pennsylvania system was upgraded to provide a full range of services, and the customers on that system were moved to the "On-Net" connections category.

     "Off-Net--Voice" figures in the table above represent resold local phone service provided to customers not connected to the advanced fiber optic networks.

     Our "Off-Net--Video" figures in the table above include approximately 31,000 wireless connections and wireline video connections serving the University of Delaware (4,000 connections at December 31, 1998).

     As of December 31, 1998 we had approximately 186,000 homes passed and approximately 140,000 basic subscribers connected to our hybrid fiber/coaxial cable system in New York, New Jersey and Lehigh Valley service areas.

     In areas served by our joint ventures in the Greater Boston and Washington, D.C. areas, the subscribers are customers of the relevant joint venture and are included in the connections set forth in the table above.

     As of September 30, 1998, we began to report marketable homes, which represents that segment of homes passed which are being marketed our entire line of advanced fiber optic network products. The distinction between homes passed and marketable homes recognizes our transition from constructing our network in initial markets to providing services to customers that have ordered our services.

                         DESCRIPTION OF CAPITAL STOCK

     The following description of our capital stock is based upon our certificate of incorporation ("Certificate of Incorporation"), our bylaws ("Bylaws") and applicable provisions of law. We have summarized certain portions of the Certificate of Incorporation and Bylaws below. The summary is not complete. The Certificate of Incorporation and Bylaws are incorporated by reference to the registration statement for these securities that we have filed with the SEC, and have been filed as exhibits to our 10-K for the year ended December 31, 1997. You should read the Certificate of Incorporation and Bylaws for the provisions that are important to you.

     Certain provisions of the Delaware General Corporation Law ("DGCL"), the Certificate of Incorporation and the Bylaws summarized in the following paragraphs may have an anti-takeover effect. This may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interests, including those attempts that might result in a premium over the market price for its shares.

Authorized Capital Stock

     Our Certificate of Incorporation authorizes us to issue 200 million shares of common stock, par value $1.00 per share, 400 million shares of Class B common stock, par value $1.00 per share, and 25 million shares of preferred stock par value $1.00 per share.

Common Stock

     Subject to the rights of the holders of any preferred stock which may be outstanding, each holder of common stock is entitled to receive any dividends our Board of Directors declares out of funds legally available to pay dividends. If we liquidate our business, holders of common stock are entitled to share equally in any distribution of our assets after we pay our liabilities and the liquidation preference of any outstanding preferred stock. Each holder of common stock is entitled to one vote per share, and is entitled to vote on all matters presented to a vote of shareholders, including the election of directors. Holders of common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities. In addition, there are no conversion rights or redemption or sinking fund provisions. On December 31, 1998, there were 64,290,493 shares of common stock issued and outstanding. The common stock is admitted for trading on The Nasdaq National Market.

     The Certificate of Incorporation contains no restrictions on the alienability of the common stock. Except as disclosed in the section entitled "Charter and Bylaw Provisions," below, there are no provision in the Certificate of Incorporation or Bylaws and or any agreement or plan involving RCN that would discriminate against any existing or prospective holder of common stock as a result of a holder owning a substantial amount of common stock.

Class B Stock

     The Class B common stock is virtually identical to the Common Stock except that:

     o    the Class B common stock is generally non-voting,

     o the common stock is convertible at the option of the holder into Class B common stock and

     o in certain mergers, distributions and other transactions in which the holders of common stock are entitled to receive equity interests of one or more corporations (including RCN), the equity interests distributed to holders of common stock and the Class B common stock may have rights and privileges that are substantially equivalent to the current rights and privileges of the common stock and the Class B common stock, respectively.

     As of January 28, 1999, there are no outstanding shares of Class B common stock and we do not have any current plan or intention to issue any Class B common stock.

Preferred Stock

     This prospectus describes certain general terms and provisions of our preferred stock. When we offer to sell a particular series of preferred stock, we will describe the specific terms of the securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to the particular series of preferred stock. The preferred stock will be issued under a certificate of designations relating to each series of preferred stock, and is also subject to our Certificate of Incorporation.

     We have summarized certain terms of the certificate of designations below. The summary is not complete. The certificate of designations will be filed with the SEC in connection with an offering of preferred stock.

     Under the Certificate of Incorporation, our Board of Directors has the authority to

     o    create one or more series of preferred stock,

     o issue shares of preferred stock in any series up to the maximum number of shares of preferred stock authorized, and

     o determine the preferences, rights, privileges and restrictions of any series.

     Our Board may issue authorized shares of preferred stock, as well as authorized but unissued shares of common stock, without further shareholder action, unless shareholder action is required by applicable law or by the rules of a stock exchange or quotation system on which any series of our stock may be listed or quoted.

     The prospectus supplement will describe the terms of any preferred stock being offered, including:

     o    the number of shares and designation or title of the shares;

     o    any liquidation preference per share;

     o    any date of maturity;

     o    any redemption, repayment or sinking fund provisions;

     o any dividend rate or rates and the dates of payment (or the method for determining the dividend rates or dates of payment);

     o    any voting rights;

     o if other than the currency of the United States, the currency or currencies including composite currencies in which the preferred stock is denominated and/or in which payments will or may be payable;

     o the method by which amounts in respect of the preferred stock may be calculated and any commodities, currencies or indices, or value, rate or price, relevant to such calculation;

     o whether the preferred stock is convertible or exchangeable and, if so, the securities or rights into which the preferred stock is convertible or exchangeable, and the terms and conditions of conversion or exchange;

     o the place or places where dividends and other payments on the preferred stock will be payable; and

     o any additional voting, dividend, liquidation, redemption and other rights, preferences, privileges, limitations and restrictions.

     All shares of preferred stock offered will be fully paid and non-assessable. Any shares of preferred stock that are issued will have priority over the common stock with respect to dividend or liquidation rights or both.

     Our Board of Directors could create and issue a series of preferred stock with rights, privileges or restrictions which effectively discriminates against an existing or prospective holder of preferred stock as a result of the holder beneficially owning or commencing a tender offer for a substantial amount of common stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to make it more difficult or discourage an attempt by a potential acquirer to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise. This protects the continuity of our management. The issuance of these shares of capital stock may defer or prevent a change in control of our company without any further shareholder action.

     The transfer agent for each series of preferred stock will be described in the prospectus supplement.

Charter and Bylaw Provisions

     Classified Board of Directors; Removal of Directors. Our Board of Directors are divided into three classes. The term of office of the first class expires at the 2001 annual meeting, the term of office of the second class expires at the 1999 annual meeting, and the term of office of the third class expires at the 2000 annual meeting. At each annual meeting, beginning with the 1999 annual meeting, a class of directors will be elected to replace the class whose term has just expired. As a result, approximately one-third of the members of our Board of Directors will be elected each year and generally, each of the directors serves a staggered three-year term. Moreover, as the DGCL permits in the case of a corporation having a classified board, our directors may be removed only for cause.

     These provisions could prevent a shareholder or a group of shareholders having majority voting power from obtaining control of our Board of Directors until the second annual meeting following the date the shareholder obtains majority voting power. Accordingly, these provisions could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

     Shareholder Action by Written Consent; Special Meetings. No action required or permitted to be taken at an annual or special meeting of shareholders may be taken without a meeting. No action may be taken by the written consent of shareholders instead of a meeting. Only our Board, our Chairman of the Board or our Chief Executive Officer may call a special meeting of shareholders. These provisions may make it more difficult for shareholders to take action opposed by our Board.

     Advance Notice Provisions. Shareholders seeking to nominate candidates to be elected as directors at an annual meeting or to bring business before an annual meeting must comply with an advanced written procedure. Only persons who are nominated by or at the direction of our Board, or by a shareholder who has given timely written notice to our Secretary before the meeting to elect directors, will be eligible as directors. At any shareholders' meeting the business to be conducted is limited to business brought before the meeting by or at the direction of the Board of Directors, or a shareholder who has given timely written notice to our Secretary of its intention to bring business before an annual meeting. A shareholder must give notice which is received at our principal executive offices in writing between 60 to 90 days before the meeting. If, however, we gave less than 70 days' notice or prior public disclosure of the meeting date, we must receive the shareholder's notice no later than the close of business on the 10th day following the day we gave the notice or public disclosure of the meeting date. A shareholder's notice must also contain certain information specified in the Bylaws. These provisions may preclude or deter some shareholders from bringing matters before, or making nominations for directors at, an annual meeting.

     Amendment of Certain Charter and Bylaw Provisions. Our Board may adopt, amend or repeal any provision of the Bylaws. Bylaw provisions may be adopted, amended or repealed by the affirmative vote of shareholders holding at least 66 2/3% of the total number of votes entitled to be cast in the election of directors.

     Any amendment, modification or repeal of the provisions of the Certificate of Incorporation relating to

     o    the election and removal of directors,

     o    the right to call special meetings,

     o    the prohibition on action by written consent,

     o    amendment of the Bylaws and

     o the limitation of liability and indemnification of officers and directors will require approval by the affirmative vote of shareholders holding at least 66 2/3% of the total number of votes entitled to vote in the election of directors.

Delaware Takeover Statute

     We are subject to Section 203 of the DGCL ("Section 203"). In general,
Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested shareholder" for a period of three years following the date that the shareholder became an interested shareholder, unless:

     (a) before such date either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder is approved by the board of directors of the corporation,

     (b) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding, shares owned by

               (1)  persons who are both directors and officers and

               (2) employee stock plans in certain circumstances), or

     (c) on or after such date the business combination is approved by the board and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested shareholder.

     A "business combination" includes a merger, consolidation, asset sale, or other transaction resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

     The restrictions imposed by Section 203 will not apply to a corporation if, among other things:

     (a) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203 or

     (b) 12 months have passed after the corporation, by action of its shareholders holding a majority of the outstanding stock, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section 203.

     The restrictions imposed by Section 203 will apply to us since we have not elected not to be governed by that section. Our Board of Directors approved of Level 3 becoming an interested shareholder and, consequently,
Section 203 would not apply to any business combination with Level 3.

Liability and Indemnification of Directors and Officers

     Certain provisions of the DGCL and the Certificate of Incorporation and the Bylaws relate to the limitation of liability and indemnification of our directors and officers. These various provisions are described below.

     Our Certificate of Incorporation provides that our directors are not personally liable to us or our shareholders for monetary damages for breach of their fiduciary duties as a director to the fullest extent permitted by the DGCL. Under the DGCL, directors would not be personally liable to us or our shareholders for monetary damages for breach of their fiduciary duties as a director, except for

     (a) any breach of the director's duty of loyalty to us or our shareholders,

     (b) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law,

     (c) any transaction from which the director derived improper personal benefit or

     (d) the unlawful payment of dividends or unlawful stock repurchases or redemptions.

     This exculpation provision may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareholders or us from bringing a lawsuit against our directors for breach of their fiduciary duties as directors. However, the provision does not affect equitable remedies such as an injunction or rescission from being available.

     We will indemnify and hold harmless to the fullest extent permitted by the DGCL each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding. These include civil, criminal, administrative or investigative proceedings, if that person is or was a director or officer of RCN or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. We will also pay the expenses incurred in connection with these proceedings before its final disposition to the fullest extent authorized by the DGCL. This right to indemnification is a contract right. By action of our Board of Directors, we provide indemnification to our employees and agents to the extent our Board determines to be appropriate and authorized by the DGCL.

     We purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of RCN, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status, whether or not we would have the power or the obligation to indemnify him or her against the liability under the Certificate of Incorporation.

                              OFFERED SECURITIES

     We propose to issue and sell the shares of common stock offered hereby in connection with acquisitions of other businesses or assets. We anticipate that any acquisitions will consist principally of acquisitions of telecommunications-related businesses (including providers of voice, video and data transmission products, services, and systems). The shares of common stock shall be offered on terms to be determined at the time of sale. Such shares of common stock may be issued in exchange for shares of capital stock, partnership interests or other assets representing an interest, direct or indirect, in other entities, in exchange for assets used in or related to the business of such entities or otherwise pursuant to agreements providing for such acquisitions. The consideration for such acquisitions may consist of common stock, cash, assumption of liabilities or a combination thereof. The terms of such acquisitions and of the issuance of any such shares of common stock in connection therewith will generally be determined by direct negotiations with the owners of the business or assets to be acquired or, in the case of entities which are more widely held, through exchange offers to stockholders or documents soliciting the approval or statutory mergers, consolidations or sales of assets. Underwriting discounts or commissions will generally not be paid by us. However, under certain circumstances, we may issue shares of common stock covered by this prospectus to pay brokers' commissions incurred in connection with acquisitions. For a description of our common stock, see "Description of Capital Stock."

     This prospectus, as amended or supplemented if appropriate, has also been prepared for use by persons who receive shares of common stock in acquisitions, including shares sold hereunder ("selling stockholders"); provided, however, that no selling stockholder is authorized to use this prospectus to reoffer any such shares without first obtaining our prior written consent. Resales may be made in the manner described in this prospectus, as amended or supplemented, in the manner permitted by Rule 145(d) under the Securities Act or under an exemption from the Securities Act. Profits realized on resales by selling stockholders under certain circumstances may be regarded as underwriting compensation under the Securities Act.

     Resales by selling stockholders may be made directly to investors or through a securities firm acting as an underwriter, broker or dealer. When resales are to be made through a securities firm, such securities firm may be engaged to act as the selling stockholder's agent in the sale of the shares by such selling stockholder, or the securities firm may purchase shares from the selling stockholders as principal and thereafter resell such shares from time to time. The fees earned by or paid to such securities firm may be the normal stock exchange commission or negotiated commissions or underwriting discounts to the extent permissible. In addition, such securities firm may effect resales through other securities dealers, and customary commissions or concessions to such other dealers may be allowed. Sales of shares may be at negotiated prices, at fixed prices, at market prices or at prices related to market prices then prevailing. Any such sales may be made on The Nasdaq National Market or other exchange on which such shares are traded, in the over-the-counter market, by block trade, in special or other offerings, directly to investors or through a securities firm acting as agent or principal, or a combination of such methods. Any participating securities firm may be indemnified against certain liabilities, including liabilities under the Securities Act. Any participating securities firm may be deemed to be and underwriter within the meaning of the Securities Act, and any commission earned by such firm may be deemed to be underwriting discounts or commissions under the Securities Act.

     In connection with resales, a prospectus supplement, if required, will be filed under Rule 424(b) under the Securities Act, disclosing the name of the selling stockholder, the participating securities firm, if any, the number of shares involved and other details of such resale to the extent appropriate.


                                 LEGAL MATTERS

     The validity of the shares of common stock in respect of which this prospectus is being delivered will be passed on for RCN Corporation by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

     The consolidated financial statements of RCN Corporation as of December 31, 1998 and 1997, and for the years ended December 31, 1998, 1997 and 1996, appearing in the RCN 10-K for the year ended December 31, 1998 and incorporated by reference into this registration statement have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their report thereon incorporated by reference herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


=====================================================                         =====================================================



     You should rely only on the information
contained in this prospectus.  We have not
authorized anyone to provide you with information
different from that contained in this prospectus.
We are offering to sell, and seeking offers to buy,
shares of common stock only in jurisdictions where
offers and sales are permitted.  The information
contained in this prospectus is accurate only as of                                                    RCN
the date of this prospectus, regardless of the time of                                              Corporation
delivery of this prospectus or of any sale of the
common stock.

                                                                                                       [LOGO]
               -----------------------




                  TABLE OF CONTENTS
                                                                                               -------------------
                                                  Page
                                                  ----                                              Prospectus
Summary.............................................2
Risk Factors........................................3                                          -------------------
Where You Can Find More Information.................8
Special Note on Forward-Looking Statements..........8
Use of Proceeds.....................................9
Dividends...........................................9
Market Price and Dividend Information...............9
Selected Historical Consolidated Financial
   Data............................................11
Business...........................................13
Description of Capital Stock.......................17
Offered Securities.................................22
Legal Matters......................................22
Experts............................................23
                                                                                                   June 15, 1999


======================================================                        =====================================================

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

     Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for the unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

     Section 145 of the DGCL empowers RCN to indemnify, subject to the standards set forth therein, any person in connection with any action, suit or proceeding brought before or threatened by reason of the fact that the person was a director, officer, employee or agent of such company, or is or was serving as such with respect to another entity at the request of such company. The DGCL also provides that RCN may purchase insurance on behalf of any such director, officer, employee or agent.

     RCN's Certificate of Incorporation provides in effect for the elimination of the personal liability of RCN directors for breaches of fiduciary duty and for the indemnification by RCN of each director and officer of RCN, in each case, to the fullest extent permitted by applicable law.

     RCN purchases and maintains insurance on behalf of any person who is or was a director, officer, employee or agent of RCN, or is or was serving at the request of RCN as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not RCN would have the power or the obligation to indemnify him or her against such liability under the provisions of its Certificate of Incorporation.

Item 21.  Exhibits and Financial Statement Schedules

     (a)  Exhibits (see index to exhibits at E-1).

Item 22.  Undertakings

     (a)  The undersigned Registrant hereby undertakes:

          (1) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (d) (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145 (c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a) (3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (f) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (g) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and RCN being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the registration statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Princeton, New Jersey on the 15th day of June, 1999.


                                          RCN CORPORATION


                                          By:   /s/ Bruce C. Godfrey
                                             ---------------------------------
                                                    Bruce C. Godfrey



     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.




          Signature                          Title                         Date
          ---------                          -----                         ----
             *
---------------------------    Director,-Chairman-and-Chief           June 15, 1999
   David C. McCourt                Executive Officer

---------------------------    Director,-President-and-Chief          June 15, 1999
  Michael J. Mahoney               Operating Officer

 /s/ Bruce C. Godfrey          Director, Executive Vice President     June 15, 1999
---------------------------         and Chief-Financial-Officer
   Bruce C. Godfrey

             *
---------------------------              Director                     June 15, 1999

    James Q. Crowe

             *
---------------------------              Director                     June 15, 1999
     Alfred Fasola

             *
---------------------------              Director                     June 15, 1999
   Stuart E. Graham

             *
---------------------------             Director                      June 15, 1999
   Richard R. Jaros

             *
---------------------------             Director                      June 15, 1999
   Michael J. Levitt



                                     II-4


             *
---------------------------             Director                      June 15, 1999
      Thomas May

             *
---------------------------             Director                      June 15, 1999
 Thomas P. O'Neill III

             *
---------------------------             Director                      June 15, 1999
      Eugene Roth

             *
---------------------------             Director                      June 15, 1999
   Walter Scott, Jr.

             *
---------------------------    Senior Vice President and Chief        June 15, 1999
   Michael B. Yanney              Accounting Officer

             *
---------------------------    Senior-Vice-President-and-Chief        June 15, 1999
    Ralph Hromisin                 Accounting Officer


* By:  /s/ Bruce C. Godfrey
     ----------------------
      Bruce C. Godfrey
      Attorney-in-Fact


                                 EXHIBIT INDEX



Exhibit No.                                      Document
-----------                                      --------

2.1 Form of Distribution Agreement among C-TEC Corporation, Cable Michigan, Inc. and RCN Corporation (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to RCN's Information Statement on Form 10/A ("Form 10") filed on September 5, 1997)

2.2 Tax Sharing Agreement by and among C-TEC Corporation, Cable Michigan, Inc. and the Registrant (incorporated by reference to Exhibit 10.1 to RCN's Form 10)

2.3 Agreement and Plan of Merger dated as of January 21, 1998 among Erols Internet, Inc., Erol Onaran, Gold & Appel Transfer, S.A., RCN Corporation and ENET Holding, Inc. (incorporated by reference to Exhibit 2.1 to RCN's Current Report on Form 8-K ("March 1998 8-K") filed on March 6,
                    1998)

2.4 Amendment No. 1 to Agreement and Plan of Merger dated as of January 21, 1998 among Erols Internet, Inc., Erol Onaran, Gold & Appel Transfer, S.A., RCN Corporation and ENET Holding, Inc. (incorporated by reference to Exhibit 2.2 to RCN's March 1998 8-K)

3.1 Certificate of Designations, Preferences and Rights of Series A 7% Senior Convertible Preferred Stock dated April 7, 1999 (incorporated by reference to Exhibit 3.1 to RCN's Registration Statement on Form S-3 (Commission File No. 333-71525))

4.1 Indenture dated as of February 6, 1998 between RCN, as Issuer, and The Chase Manhattan Bank, as trustee, with respect to the 9.80% Senior Discount Notes due 2008 (incorporated by reference to Exhibit 4.1 to RCN's Registration Statement on Form S-4 (Commission File No. 333-48487) ("1998 Form S-4") filed on March 23, 1998)

4.2 Form of the 9.80% Senior Discount Notes due 2008, Series B (included in Exhibit 4.1) (incorporated by reference to Exhibit 4.2 to RCN's 1998 Form S-4)

4.3 Indenture dated as of October 17, 1997 between RCN, as Issuer, and The Chase Manhattan Bank, as trustee, with respect to the 10% Senior Notes due 2007 (incorporated by reference to Exhibit 4.1 to RCN's Registration Statement on Form S-4 (Commission File No. 333-41081) ("Form S-4") filed on November 26, 1997)

4.4                 Form of the 10% Senior Exchange Notes due 2007 (included in
                    Exhibit 4.4) (incorporated by reference to Exhibit 4.2 to RCN's Form S-4)

4.5 Indenture dated as of October 17, 1997 between RCN, as Issuer, and The Chase Manhattan Bank, as trustee, with respect to the 11 1/8% Senior Discount Notes due 2007 (incorporated by reference to Exhibit 4.3 to RCN's Form S-4)

4.6 Form of the 11 1/8% Senior Discount Exchange Notes due 2007 (included in Exhibit 4.6) (incorporated by reference to Exhibit 4.4 to RCN's Form S-4)

4.7 Indenture dated June 24, 1998 between RCN, as Issuer, and The Chase Manhattan Bank, as trustee, with respect to the 11% Senior Discount Notes due 2008 (incorporated by Reference to Exhibit 4.8 to RCN's Registration Statement on Form S-1 (Commission File No. 333-55673))

4.8                 Form of 11% Senior Discount Note due 2008 (included in
                    Exhibit 4.8) (incorporated by reference to Exhibit 4.8 to RCN's Registration Statement on Form S-1 (Commission File No. 333-55673))

Exhibit No.                                      Document
-----------                                      --------

4.9 Escrow Agreement dated as of October 17, 1997 among The Chase Manhattan Bank, as escrow agent, The Chase Manhattan Bank, as trustee under the Indenture (as defined therein), and RCN (incorporated by reference to Exhibit 4.6 to RCN's Form S-4)

4.10 Credit Agreement dated as of July 1, 1997 among C-TEC Cable Systems, Inc., ComVideo Systems, Inc., C-TEC Cable Systems of New York, Inc. and First UnionNational Bank, as agent (incorporated by reference to Exhibit 4.1 to RCN's Form
                    10)**

5.1                 Opinion of Davis Polk & Wardwell


11.1 Statement regarding Computation of Per Share Earnings (included in the Notes to the Consolidated Financial Statements incorporated by reference herein)


23.1                Consent of PricewaterhouseCoopers LLP with respect to RCN
                    Corporation

24.1 Power of Attorney (included on the signature page of the Registration statement)

--------
** Exhibits and schedules which have not been filed with Exhibit 4.10 will be provided to the Commission by the Registrant upon request.